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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
          13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
                             (Amendment No.      )(1)
                                           -----

                 Paragon Real Estate Equity and Investment Trust
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                                (Name of Issuer)

                                  Common Shares

                 Class A Cumulative Convertible Preferred Shares
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                         (Title of Class of Securities)

                            69912Y107 (Common Shares)
                          69912Y206 (Preferred Shares)
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                                 (CUSIP Number)

                             Christopher J. Hubbert

Kohrman Jackson & Krantz P.L.L. 1375 East 9th Street, 20th Floor, Cleveland, OH
                              44114; 216-736-7215
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 30, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 8

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                                  SCHEDULE 13D

CUSIP Nos. 69912Y107 & 69912Y206                                    Page 2 of 8


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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James C. Mastandrea
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)   [   ]
                                                                         ---
                                                                  (b)   [ X ]
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS

            OO
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                 [__]

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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               NUMBER OF                   7      SOLE VOTING POWER
                                                  6,116,869 Common Shares
                SHARES                            80,705 Preferred Shares
                                           -------------------------------------
             BENEFICIALLY                  8      SHARED VOTING POWER
                                                  8,155,080 Common Shares*
               OWNED BY                    -------------------------------------
                                           9      SOLE DISPOSITIVE POWER
                 EACH                             6,116,869 Common Shares
                                                  80,705 Preferred Shares
               REPORTING                   -------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                PERSON
                                                   None
                 WITH                      -------------------------------------
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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,271,949 Common Shares
             80,705 Preferred Shares

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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                [__]

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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.5% (Common Shares); 28.7% (Preferred Shares)
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     14     TYPE OF REPORTING PERSON

            IN

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*Mr. Mastandrea shares voting power with John J. Dee over the Common Shares pursuant to a Voting and Stock Restriction Agreement dated as of March 4, 2003.


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                                  SCHEDULE 13D

CUSIP Nos. 69912Y107 & 69912Y206                                    Page 3 of 8


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     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John J. Dee

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [   ]
                                                                           ---
                                                                      (b) [ X ]
                                                                           ---
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     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                         [__]

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

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               NUMBER OF                   7      SOLE VOTING POWER
                                                  6,116,869 Common Shares
                SHARES                            80,705 Preferred Shares
                                           -------------------------------------
             BENEFICIALLY                  8      SHARED VOTING POWER
                                                  8,155,080 Common Shares*
               OWNED BY                    -------------------------------------
                                           9      SOLE DISPOSITIVE POWER
                 EACH                             6,116,869 Common Shares
                                                  80,705 Preferred Shares
               REPORTING                   -------------------------------------
                                           10      SHARED DISPOSITIVE POWER
                PERSON
                                                   None
                 WITH
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,271,949 Common Shares
             80,705 Preferred Shares
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [__]

--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            45.5% (Common Shares); 28.7% (Preferred Shares)
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     14     TYPE OF REPORTING PERSON

            IN

--------------------------------------------------------------------------------
*Mr. Dee shares voting power with Mr. Mastandrea over the Common Shares pursuant to a Voting and Stock Restriction Agreement dated as of March 4, 2003.

CUSIP Nos. 69912Y107 & 69912Y206                                    Page 4 of 8

ITEM 1.       SECURITY AND ISSUER.

         This original Schedule 13D Statement relates to both common shares, par value $0.01 per share (the "Common Shares"), and Class A cumulative convertible preferred shares, par value $0.01 per share (the "Preferred Shares"), of Paragon Real Estate Equity and Investment Trust, formerly Stonehaven Realty Trust, a Maryland real estate investment trust (the "Company"), which has its principal executive offices at 1240 Huron Road, Suite 301, Cleveland, Ohio 44115.

ITEM 2.       IDENTITY AND BACKGROUND.

       (a) This Schedule 13D is filed by James C. Mastandrea and John J. Dee for the purpose of reporting acquisitions of Common Shares and Preferred Shares of the Company.

       (b) The business address of Mr. Mastandrea and Mr. Dee is 1240 Huron Road, Suite 301, Cleveland, Ohio 44115.

       (c) Mr. Mastandrea's present occupation is Chairman of the Board of Trustees, Chief Executive Officer and President of the Company. Mr. Dee's present occupation is Chief Financial Officer and Senior Vice President of the Company. Mr. Mastandrea and Mr. Dee both serve on the Company's Board of Trustees.

       (d) Negative with respect to Mr. Mastandrea and Mr. Dee.

       (e) Negative with respect to Mr. Mastandrea and Mr. Dee.

       (f) Mr. Mastandrea and Mr. Dee are citizens of the United States of America.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          On March 4, 2003, the Company entered into an asset contribution agreement with Hampton Court Associates, an Illinois limited partnership of which Mr. Mastandrea is the general partner. In addition to the asset contribution agreement, the Company hired Mr. Mastandrea as its President and Chief Executive Officer and Mr. Dee as its Senior Vice President and Chief Financial Officer, and granted each 348,039 Preferred Shares pursuant to the terms of restricted share agreements. The grant of Preferred Shares was subject to shareholder approval, which was obtained on June 30, 2003 at the Company's annual meeting. Promptly following the annual meeting, both Mr. Mastandrea and Mr. Dee exercised their right to participate in the Company's exchange offer to its preferred shareholders, and each converted 267,334 Preferred Shares into 6,116,869 Common Shares.

ITEM 4.       PURPOSE OF TRANSACTION.

       The purpose of the transaction, as described in Item 3 and set forth in the asset contribution agreement, was to contribute the real estate asset and business of Hampton Court Associates into the Company. In addition, Mr. Mastandrea and Mr. Dee were hired by the Company to implement a new national real estate acquisition strategy.



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CUSIP Nos. 69912Y107 & 69912Y206                                    Page 5 of 8

       Mr. Mastandrea and Mr. Dee each reserve the right to modify his plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, Mr. Mastandrea and Mr. Dee may formulate plans and proposals that may result in the occurrence of an event set forth in Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of July 1, 2003, there were 31,382,566 Common Shares and 280,790 Preferred Shares of the Company outstanding.

       Mr. Mastandrea beneficially owns 14,271,949 Common Shares, or approximately 45.5% of the outstanding Common Shares, and 80,705 Preferred Shares, or approximately 28.7% of the outstanding Preferred Shares. Mr. Dee owns 14,271,949 Common Shares, or approximately 45.5% of the outstanding Common Shares and 80,705 Preferred Shares, or approximately 28.7% of the outstanding Preferred Shares.

       (b) Mr. Mastandrea has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 6,116,869 Common Shares and 80,705 Preferred Shares owned solely by him. Mr. Dee has sole power to vote, or to direct the voting of, and sole power to dispose or to direct the disposition of, 6,116,869 Common Shares and 80,705 Preferred Shares owned solely by him. Together, Mr. Mastandrea and Mr. Dee share power to vote, or to direct the voting of, an additional 8,155,080 Common Shares subject to the voting and restriction agreement described in Item 6.

       (c) Except as described in Item 4, none of the reporting persons has effected any transactions in the Common Shares or Preferred Shares of the Company in the past 60 days.

       (d)  Not applicable.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Pursuant to the terms of a voting and stock restriction agreement dated March 4, 2003, Mr. Mastandrea and Mr. Dee were provided an irrevocable proxy by Steven B. Hoyt (the Company's former Chairman and Trustee), Duane H. Lund (the Company's former Chief Executive Officer and Trustee), and Paul T. Lambert (a current Trustee of the Company) allowing Mr. Mastandrea and Mr. Dee to vote all of Mr. Hoyt, Mr. Lund and Mr. Lambert's Common and/or Preferred Shares until July 1, 2005. The irrevocable proxy gives Mr. Mastandrea and Mr. Dee voting power over an aggregate total of 8,155,080 Common Shares.

       The Common Shares and Preferred Shares owned solely by each of Mr. Mastandrea and Mr. Dee are subject to restriction on vesting pursuant to separate restricted share agreements. Additionally, pursuant to the restricted share agreements, these restricted shares may not be transferred other than to their affiliates prior to March 4, 2005, and may not be transferred thereafter unless the shares have vested.


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CUSIP Nos. 69912Y107 & 69912Y206                                    Page 5 of 8

       Mr. Mastandrea, Mr. Dee and Paragon Real Estate Development, LLC, a limited liability company owned by Mr. Mastandrea and Mr. Dee, entered into an additional contribution agreement with the Company dated March 4, 2003. Pursuant to this agreement, the Company may issue up to $26.0 million in Common Shares to Paragon Real Estate Development in exchange for Paragon Real Estate Development procuring future acquisition, development and re-development real estate transactions for the Company.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 7.1 Asset Contribution Agreement by and among Hampton Court Associates, L.P., Paragon Real Estate, L.P., and Stonehaven Realty Trust, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 5, 2003.

       Exhibit 7.2 Voting and Stock Restriction Agreement by and among Stonehaven Realty Trust, Steven B. Hoyt, Duane H. Lund, Paul T. Lambert, John J. Dee, James C. Mastandrea, and Paragon Real Estate Development, LLC, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 5, 2003.

       Exhibit 7.3 Restricted Share Agreement of James C. Mastandrea, incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 5, 2003.

       Exhibit 7.4 Restricted Share Agreement of John J. Dee, incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 5, 2003.

       Exhibit 7.5 Additional Contribution Agreement between the Company and Paragon Real Estate Development, LLC, incorporated by reference to Exhibit 2.7 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission on March 5, 2003.

       Exhibit 7.6          Joint Filing Agreement.




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CUSIP Nos. 69912Y107 & 69912Y206                                    Page 7 of 8


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 11, 2003

                                             /s/ James C. Mastandrea
                                             ----------------------------------
                                             James C. Mastandrea


                                             /s/ John J. Dee
                                             ----------------------------------
                                             John J. Dee